SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 30, 2004

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated September 30, 2004, announcing the timing of their third quarter conference call webcast.

DASSAULT SYSTEMES SCHEDULES THIRD QUARTER
CONFERENCE CALL WEBCAST
FOR OCTOBER 26, 2004

Paris, France – September 30, 2004 — Dassault Systèmes (Nasdaq: DASTY; Euronext Paris: #13065, DSY PA) a worldwide leading software developer of product lifecycle management (PLM) solutions, will host a conference call on Tuesday, October 26, 2004, to discuss its operating performance for the third quarter ended September 30, 2004.

The management of Dassault Systèmes will host the conference call at 9:30 AM New York Time – 3:30 PM Paris Time to discuss the Company’s operating performance.

The conference call will be available via the Internet by accessing Dassault Systèmes’ website at http://plm.3ds.com/corporate/investors/. Follow the directions on the main page to link to the audio. Please go to the website at least fifteen minutes prior to the call to register, to download and install any necessary audio software. The webcast will be archived for 30 days.

About Dassault Systèmes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systèmes group brings value to more than 70,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA®, DELMIA™, ENOVIA®, SMARTEAM®), mainstream product design tools (SolidWorks®), and 3D components (ACIS®) from Spatial Corp. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit : http://plm.3ds.com

Contact:

Dassault Systemes:	FD International:
Didier Gaillot - VP Corporate Business Development	Harriet Keen
Valerie Agathon - Investor Relations	44.20.7831.3113
33.1.40.99.69.24	Jean-Benoit Roquette/Emma Rutherford
Nelly Dimey/Lorie Lichtlen
33.1.47.03.68.10

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: September 30, 2004	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration